GALIANO GOLD RELEASES ANNUAL SUSTAINABILITY REPORT

Vancouver, BC, October 21, 2021 - Galiano Gold Inc. ("Galiano" or "the Company") (TSX:GAU) (NYSE American: GAU) announces the release of its 2020 Sustainability Report (the "Report"), which marks its continuous progress on environmental, social and governance ("ESG") topics and outlines its vision for sustainability going forward.

In 2020, Galiano expanded its sustainability efforts to include an assessment of internal governance processes and increased transparency on engagement with stakeholders on material sustainability issues over the medium and long-term. The Report has been prepared in accordance with the Global Reporting Initiative ("GRI") Core Options and highlights the Company's sustainability achievements in 2020, which include:

Environmental stewardship

  Identifying opportunities to reduce environmental impact, such as improving energy efficiency and diversifying energy mix with renewable sources

  Commencing mine site and community plastic waste recycling program

  Doubling the area of active rehabilitation

Supporting employees and communities

  A 99.7% of workforce localization rate - one of the highest reported percentages of local employee statistics that we are aware of in the industry

  Implementing COVID-19 protective measures to provide support to employees and local communities

  A Total Reportable Injury Frequency Rate (TRIFR) of 1.16 per million-man hours worked with two lost time injuries yielding a Lost Time Injury Frequency Rate (LTIFR) of 0.20

  Contributing $1.16 million to improving local living and health standards and provisioning our stakeholder communities with medical supplies to reduce the spread of COVID-19

Governance

  Updating Galiano and Asanko Gold Mine corporate governance policies, procedures, and documents to ensure better integration and accountability

  Undertaking an independent study to scope potential human rights impacts which we will use to support internal management of our human rights risks and opportunities

  Completing refresher training of security personnel in the Voluntary Principles of Security and Human Rights

To view or download a copy of the Report please see the Sustainability section of the Galiano Gold website.

1

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration, and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

2